Exhibit 99.1

HALF-YEAR FINANCIAL REPORT

PERIOD TO 31 DECEMBER 2021

NOVONIX LIMITED
ABN 54 157 690 830

INTERIM FINANCIAL REPORT FOR THE HALF-YEAR ENDED
31 DECEMBER 2021

CORPORATE DIRECTORY

Directors
A Bellas B.Econ, DipEd, MBA, FAICD, FCPA, FGS
T St Baker AO, Hon DEng, BEng, BA, FIEA, FAIE
R Cooper BE (Mining), MEngSc, MAusIMM, MAICD
Z Golodryga
Admiral R J Natter, US Navy (Ret.)
Andrew N. Liveris AO, BE (Hons) Doctor of Science (honoris causa)

Secretary	S M Yeates CA, B.Bus

Registered office in Australia	McCullough Robertson Level 11, Central Plaza Two 66 Eagle Street Brisbane QLD 4000

Principal place of business	Level 8, 46 Edward Street Brisbane QLD 4000

Share register	Link Market Services Limited Level 21, 10 Eagle Street Brisbane QLD 4000 www.linkmarketservices.com.au

Auditor	PricewaterhouseCoopers 480 Queen Street Brisbane QLD 4000 www.pwc.com.au

Solicitors	Allens Linklaters Level 26 480 Queen Street Brisbane QLD 4000

Bankers	Commonwealth Bank of Australia

Stock exchange listing	NOVONIX Limited shares are listed on the Australian Securities Exchange (ASX) and American Depositary Receipts (ADR’s) are listed on the Nasdaq Stock Market.

Website address	www.novonixgroup.com

REVIEW OF OPERATIONS AND ACTIVITIES

NET ASSETS as at 31 Dec. 2021 $374,048,942 As at 30 June 2021: $184,395,802	CASH & CASH EQUIVALENTS as at 31 Dec. 2021 $259,504,802 As at 30 June 2021: $136,663,976	STATUTORY AFTER-TAX LOSS half-year ended 31 Dec. 2021 $28,847,413 Half-year ended 31 Dec 2020: $10,767,755

NOVONIX is a battery technology and materials business that provides advanced products and mission critical services to leading battery manufacturers, materials companies, automotive original equipment manufacturers (“OEMs”) as well as consumer electronics manufacturers at the forefront of the global electrification economy.

With front-line access to industry trends, NOVONIX intends to be an industry leader, delivering materials and technologies to support high-performance and cost-effective battery and energy storage systems. Our mission is underpinned by an increasing emphasis on environmentally conscious battery technologies and is key to a sustainable future with prolific adoption of electric vehicles and grid energy storage systems. We are focused on the development of materials and technologies that support key ESG criteria in the field of battery materials and technologies, including: longer life batteries, higher energy efficiency, reduced chemical usage, reduced waste generation, and cleaner power inputs. Our vision is to accelerate adoption of battery technologies for a cleaner energy future. This is demonstrated by our values, which include integrity, respect and a collaborative approach to solutions that make a real difference and embody NOVONIX’s approach to corporate responsibility.

At the end of the half-year, NOVONIX continued to focus on the execution of its business strategy and growth initiatives. NOVONIX had net assets of $374,048,942 including $259,504,802 in cash and cash equivalents at 31 December 2021. The company reported a statutory after-tax loss for the half-year ended 31 December 2021 of $28,847,413. These financial results are in line with management expectations. The performances of the Battery Technology Solutions and Anode Materials divisions are discussed further below.

HIGHLIGHTS OF HALF-YEAR ENDED 31 DECEMBER 2021

At the end of the half-year, NOVONIX continued its accelerated growth trajectory through execution against its long-term strategic and operational roadmap, optimising its capital structure, and exploring additional avenues to create long-term value for shareholders. Below is a summary of operational and strategic highlights for the half-year ended 31 December 2021 and to date.

STRATEGIC HIRES
1 July 2021

On 1 July 2021, Professor Jeff Dahn joined as Chief Scientific Advisor. In this capacity, Professor Dahn will provide advice with respect to NOVONIX initiatives across its battery materials and research businesses as well as key customer and business development projects.

NEW FACILITY IN TENNESSEE
28 JULY 2021

In July 2021, NOVONIX announced it closed on the purchase of a 400,000+ square-foot facility in Chattanooga, Tennessee that is planned to be the site for expansion to at least 10,000 tonnes per year of production capacity.

PHILLIPS 66 ANNOUNCES STRATEGIC INVESTMENT IN NOVONIX
9 AUGUST 2021

In August 2021, Phillips 66 (NYSE: PSX) announced it entered into an agreement to acquire a 16% stake in NOVONIX expanding PSX’s presence in the battery supply chain and advancing NOVONIX’s production of synthetic graphite for high-performance lithium-ion batteries.

INDEX INCLUSION 3 SEPTEMBER 2021 In September 2021, NOVONIX announced that it had been added to the constituents of the S&P/ASX 300 Index.

BOARD ADDITION
20 OCTOBER 2021

In October 2021, Zhanna Golodryga was appointed to NOVONIX’s Board of Directors in accordance with PSX’s right to nominate a Director pursuant to their strategic investment in NOVONIX. Ms. Golodryga is the Senior Vice President, Digital and Administrative Officer for PSX.

NEW FACILITY GRAND OPENING
22 NOVEMBER 2021

In November 2021, U.S. Secretary of Energy Jennifer M. Granholm, along with federal, state and local officials, celebrated the opening of NOVONIX’s new facility in Chattanooga, Tennessee, where the company will produce high-capacity long-life synthetic graphite anode material. To our knowledge, NOVONIX is the only company with plans to bring large scale production of synthetic graphite to the U.S.

NGEN SUPPORTS BATTERY MATERIALS DEVELOPMENT CAPABILITIES
8 DECEMBER 2021

In December 2021, NOVONIX announced it received CAD$1.675 million from Next Generation Manufacturing Canada (NGen) to play a key role in building its Canadian battery materials supply chain. NGen is the industry-led organisation behind Canada’s Advanced Manufacturing Supercluster.

RESULTS OF ENVIRONMENTAL IMPACT STUDY
20 DECEMBER 2021

In December 2021, NOVONIX announced that the preliminary results from an assessment by Minviro, an independent globally recognised sustainability and life cycle assessment consultancy firm, show NOVONIX Anode Material’s GX-23 synthetic graphite product offers an approximate 60% decrease in CO2 emissions in a lifecycle assessment.

SUBSEQUENT TO HALF-YEAR ENDED 31 DECEMBER 2021

NOVONIX AND PHILLIPS 66 SIGN TECHNOLOGY DEVELOPMENT AGREEMENT TO ADVANCE PRODUCTION OF LITHIUM-ION BATTERIES IN NORTH AMERICA
19 JANUARY 2022

In January 2022, NOVONIX and Phillips 66 announced the signing of a technology development agreement to advance the production and commercialisation of anode materials for lithium-ion batteries. Under the agreement, Phillips 66 and NOVONIX will leverage leading positions in their respective industries — as well as existing intellectual property and R&D capabilities — to drive commercial development of optimised feedstocks and lithium-ion anode materials with reduced carbon-intensive processing.

NOVONIX ANNOUNCES INVESTMENT AND SUPPLY AGREEMENT WITH KORE POWER
24 JANUARY 2022

In January 2022, NOVONIX announced the execution of definitive transaction agreements and closing of its investment and supply agreements with KORE Power, Inc. (“KORE Power”) to advance and strengthen the domestic lithium-ion battery supply chain. Through this partnership:

•	NOVONIX became the exclusive supplier of graphite anode material to KORE Power

•	The company entered a five-year supply agreement for an initial 3,000 tonnes per annum beginning 2024

o	Subject to customer requirements, supply can ramp to 12,000 tonnes per annum

•	NOVONIX acquired an approximate 5% stake in KORE Power with USD $25 million consideration paid in a combination of 50% cash and 50% NVX shares

COMMENCES TRADING ON NASDAQ THROUGH LEVEL II ADR PROGRAM
1 FEBRUARY 2022

In February 2022, NOVONIX announced its American Depositary Receipts (“ADRs”) commenced trading on the Nasdaq Stock Market (‘Nasdaq’) and its registration statements on Form 20-F and F-6 have been declared effective by the U.S. Securities and Exchange Commission.

NOVONIX Enterprise Overview

NOVONIX has made significant progress in the path to becoming a world-leading battery materials and technology company. The Group continues to see its future prospects will be enabled by its Battery Technology Solutions (BTS) division. BTS is already serving a key role to fuel the growth of the anode materials business today, and develop the cathode materials business and new opportunities for the future.

OPERATIONAL STRUCTURE AT A GLANCE

This synergistic operating structure is integral to the company’s current business development and future strategy.

NOVONIX continues to invest in intellectual property for key material technologies, including anode and cathode, that we believe will enhance the performance of long-life EV and ESS applications. Our NOVONIX BTS division, based in Halifax, Nova Scotia, Canada has a full cell pilot line, extensive cell testing capabilities and works with tier-one customers across the battery value chain.

As part of our investment in intellectual property, we continue our collaboration with Prof. Mark Obrovac’s lab and pursuant to the terms of the collaborative research agreement with Dalhousie University, NOVONIX exclusively owns all intellectual property developed within the group without any ongoing obligations to Dalhousie University.

Further enhancing the company’s R&D talent, on July 1, 2021, Professor Jeff Dahn, a renowned researcher in battery materials and processes officially joined the NOVONIX team as Chief Scientific Advisor.

Our NOVONIX Anode Materials division, located in Chattanooga, Tennessee, USA, manufactures synthetic graphite anode materials used to make lithium-ion batteries which power electric vehicles, personal electronics, medical devices, and energy storage units. To address the growing industry demand, we are working to increase the production capacity to 10,000 metric tons of synthetic graphite per annum (tpa) by 2023, with further targets of 40,000 tpa by 2025 and 150,000 tpa by 2030.

In August 2021, Phillips 66 announced a USD$150 million investment in NOVONIX for approximately 16% of the Company and more recently signed a technology development agreement leveraging both parties’ expertise to collaborate on development and optimisation of feedstock and anode processing with the goal of higher performance and lower carbon intensity materials. This partnership has been transformational in fortifying the company’s balance sheet while enhancing the company’s industry network across the value chain.

NOVONIX BATTERY TECHNOLOGY SOLUTIONS (BTS) DIVISION

NOVONIX BTS is based in Halifax, Nova Scotia, Canada and provides battery R&D services and manufactures the most accurate lithium-ion battery cell test equipment in the world. This equipment is now used by leading battery makers, researchers and equipment manufacturers including Panasonic, CATL, LG Chemical, Samsung SDI and SK Innovation and numerous consumer electronics and automotive OEMs. The BTS division significantly expanded R&D capabilities through direct investment in and through a long-term partnership agreement with Dalhousie University.

In the first half of the fiscal year, NOVONIX BTS continued strong revenue growth each quarter with expansion of hardware sales and research and development service offerings by adding and expanding key strategic accounts.

In August 2021, NOVONIX completed the expansion of its existing facility to approximately 22,000 square feet (from approximately 13,500 square feet). The company also acquired a second, 35,000 square foot facility in May 2021 for use in its BTS division. This additional space will enable growth in revenue-based activities and, more importantly, cathode commercialisation and new internal development work.

NOVONIX ANODE MATERIALS DIVISION

NOVONIX Anode Materials division focuses on development and commercialisation of ultra-long-life high-performance anode material for the lithium-ion battery market focused on electric vehicle and energy storage applications that demand long life and high performance.

In the first half of the fiscal year, NOVONIX advanced its goal of expanding its production capacity for battery-grade synthetic graphite material. NOVONIX closed on the purchase of a 400,000+ square-foot facility in Chattanooga, Tennessee, now referred to as “Riverside”, that is planned to be the site for expansion to at least 10,000 tonnes per year of production capacity by 2023. In November 2021, Secretary of Energy Jennifer Granholm attended an inaugural celebration at Riverside as the keynote speaker.

Additionally, NOVONIX Anode Materials division has initiated work on further expansion plans beyond Riverside with the scope of the planned 30,000 tpa (Phase 2) plant build-out.  This work includes site selection, plant layout, engineering design and feasibility and involves working with private sector firms and multiple levels of government.

Through the June 2021 quarter, NOVONIX produced anode materials using the Generation 2 furnace system to support next steps in customer qualification programs. As of July 2021, the first mass production materials from the Generation 2 furnace system were shipped to SANYO Electric for qualification.  The company’s agreements with two of the world’s largest battery manufacturers (Samsung SDI and SANYO Electric Co., a subsidiary of Panasonic Corporation) have continued with plans to defer deliveries or subsequent materials to provide samples that will meet specifications using Generation 3 furnaces. We continue sampling and testing engagements with other key battery and automotive manufacturers with expansion plans in North America.

After the first half of the fiscal year, in January 2022, NOVONIX announced the execution of definitive transaction agreements and closing of its investment and supply agreements with KORE Power, Inc. (“KORE Power”) to advance and strengthen the domestic lithium-ion battery supply chain. Through this partnership, NOVONIX will be the exclusive supplier of graphite anode material to KORE Power through a five-year supply agreement, with deliveries ramping up from 3,000 tonnes per annum beginning 2024, ramping up to 12,000 tonnes per annum. In addition, NOVONIX acquired an approximate 5% stake in KORE Power with USD $25 million consideration paid in a combination of 50% cash and 50% NVX shares.

The global demand for high-performance anode materials continues to increase exponentially. The same desire for a localised supply chain of battery materials also grows in other jurisdictions outside of the United States. Companies are seeking partnerships with dependable and qualified suppliers who can accelerate execution and scale production of high-performance anode materials quickly within their domestic markets. NOVONIX Anode Materials division is well-positioned to capitalise on international collaboration opportunities, having shown industry excellence in qualified material production and a demonstrated track record of scalability.

NOVONIX CATHODE MATERIALS DIVISION

NOVONIX Cathode Materials division leverages patent pending Dry Particle Microgranulation (DPMG) to eliminate wastewater and use simpler metal inputs to reduce cathode manufacturing costs or improve yield in cathode manufacturing. It expects total nickel-based cathode material demand could increase from 365Kt in 2020 to up to 3,658Kt in 2030, and NOVONIX’s cathode synthesis technology is well-positioned to become a part of supporting the large growth in the cathode market for the lithium-ion battery industry. These single-crystal materials offer enhanced energy density and long life and NOVONIX’s synthesis technology could further improve the cost, performance and sustainability of these materials which would be targeted for use in electric vehicles and energy storage applications.

The cathode commercialisation project is progressing since the completion of the first phase, kilogram scale, pilot line in January 2021. NOVONIX is working to meet key testing milestones over the next 12-18 months as it expands its next phase of pilot-scale with a 10 tonnes per annum capable demonstration line coming online in 2022. This demonstration line will be used to produce materials with commercial scale equipment and evaluate material performance in cells built on NOVONIX BTS’ battery line. The team expects to progress into full-scale cell builds and begin more extensive benchmarking tests by the end of the fiscal year.
We commissioned our new on-site analytical lab and these capabilities coupled with the access to BTS’ pilot line and cell testing resources allows the team to efficiently work on the synthesis and analysis of new materials. The team has also opened engagement with multiple current commercial precursor and cathode suppliers to discuss the company’s technology and current state of demonstration capability in terms of synthesising capability and performance. In the first half of this fiscal year, NOVONIX also engaged with multiple established and potential lithium suppliers in material evaluation programs which build on the company’s initiatives in cathode precursor as well as final cathode synthesis technology.

NOVONIX recently partnered with Next Generation Manufacturing Canada (NGen) which announced CAD$1.675 million in grant funding towards a nearly CAD$18 million investment in facilities, equipment and people with a focus on the installation and operation of the new cathode synthesis demonstration line.  This new facility will play a role in building a Canadian battery materials supply chain, limiting the current dependence on Asia and capitalizing on the tremendous growth in this sector created by the increased demand for electric vehicles and grid energy storage.

The company is in the process of pursuing foundational patent applications to further position NOVONIX to become a market leader in cathode synthesis technology and plans to provide updates as applicable.

MOUNT DROMEDARY

The Mount Dromedary Graphite Project is a world-class, high-grade (18%+) natural graphite deposit located in Australia.

Despite the favourable characteristics of this natural graphite deposit, the project was put on hold given the substantially more favourable investment opportunities for the company through the manufacturing of advanced battery anode materials and the development of new battery technologies. Management is conducting a strategic review of the graphite deposit asset. The company continues to hold the project in good standing while monitoring the market.

TENEMENT LIST

Tenement	Permit Holder	Grant date	NVX Rights	Expiry date
EPM 26025	Exco Resources Limited	14/12/2015	100% (Sub-Blocks Normanton 3123 D, J, N, O and S)	13/12/2025
EPM 17323	MD South Tenements Pty Ltd (Subsidiary of NOVONIX Limited)	20/10/2010	100%	19/10/2022
EPM 17246	MD South Tenements Pty Ltd	26/10/2010	100%	25/10/2022

END OF REVIEW OF OPERATIONS AND ACTIVITIES

DIRECTORS’ REPORT
FOR THE HALF-YEAR ENDED 31 DECEMBER 2021

Your directors present their report on NOVONIX Limited (referred to hereafter as the ‘consolidated entity’ or the Group) for the half-year ended 31 December 2021.

DIRECTORS

The following persons were directors of NOVONIX Limited during the whole of the half-year and up to the date of this report, unless otherwise stated:

Robert Natter – Non-executive Chairman

Anthony Bellas – Non-executive Deputy Chairman

Robert Cooper – Non-executive Director

Andrew Liveris – Non-executive Director

Trevor St Baker – Non-executive Director

Zhanna Golodryga was appointed as a non-executive director on 20 October 2021 and continues in office at the date of this report.

Greg Baynton was a director from the beginning of the half year period until his resignation on 30 November 2021.

PRINCIPAL ACTIVITIES

During the financial half-year, the principal activities of the Group included the continued development of the Group’s advanced battery materials, equipment and services businesses to service the global Lithium-ion Battery (LIB) market.

REVIEW OF OPERATIONS

The loss for the consolidated entity after providing for income tax amounted to $28,847,413 (2020: $10,767,755).

Information on the operations and financial position of the Group and its business strategies and prospects are set out in the review of operations and activities on pages 2-10 of this interim report.

SUBSEQUENT EVENTS OCCURRING AFTER THE BALANCE SHEET DATE

Since 31 December 2021, the Group has:

(a)	Entered into a Securities Purchase Agreement and a Supply Agreement with KORE Power on 31 January 2022.

Under the Securities Purchase Agreement NOVONIX purchased 3,333,333 shares in KORE Power (approximately a 5% stake in KORE Power) for USD $25 million.  The consideration for the KORE Power shares was paid in a combination of 50% cash and 50% through the issue of 1,924,723 ordinary shares in NOVONIX, calculated at a price using a 5% discount to the 20-day VWAP ending three trading days prior to closing date.  These shares were issued upon completion on 31 January 2022.

DIRECTORS’ REPORT
FOR THE HALF-YEAR ENDED 31 DECEMBER 2021

Under the Supply Agreement, NOVONIX will become the exclusive supplier to KORE Power’s US large scale battery cell manufacturing facility.  NOVONIX will begin supplying graphite anode material at a rate of 3,000 tonnes per annum beginning in 2024, and ramping up to approximately 12,000 tonnes per annum in 2027, subject to customer requirements.  The Supply Agreement is for an initial term of five years.

(b)
Commenced trading on the Nasdaq Stock Market (Nasdaq) and its registration statements on Form 20-F and F-6 have been declared effective by the US Securities and Exchange Commission.  The Bank of New York Mellon has been appointed depositary, custodian and registrar for the Level II ADR program.

No other matters or circumstances have arisen since 31 December 2021 that have significantly affected, or may significantly affect, the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in future financial years.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

There were no other significant changes in the state of affairs of the consolidated entity during the financial half-year.

AUDITOR’S INDEPENDENCE DECLARATION

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on the following page.

This report is made in accordance with a resolution of directors, pursuant to section 306(3)(a) of the Corporations Act 2001.

/s/ Robert Natter
Robert Natter

Chairman

25 February 2022

Brisbane

AUDITOR’S INDEPENDENCE DECLARATION

Auditor’s Independence Declaration

As lead auditor for the review of Novonix Limited for the half-year ended 31 December 2021, I declare that to the best of my knowledge and belief, there have been:

(a) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

(b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Novonix Limited and the entities it controlled during the period.

/s/ Michael Shewan
Michael Shewan	Brisbane
Partner	25 February 2022
PricewaterhouseCoopers

PricewaterhouseCoopers, ABN 52 780 433 757
480 Queen Street, BRISBANE QLD 4000, GPO Box 150, BRISBANE QLD 4001
T: +61 7 3257 5000, F: +61 7 3257 5999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

CONTENTS

NOVONIX LIMITED
ABN 54 157 690 830
Half-year financial report

Consolidated Statement of profit or loss and other comprehensive income	15
Consolidated Balance Sheet	16
Consolidated Statement of changes in equity	17
Consolidated Statement of cash flows	18
Notes to the consolidated financial statements	19
Directors’ declaration	36
Preparation of interim financial statements for users in multiple jurisdictions	37
Independent auditor’s review report	38
Appendix 4D	40

General information

The financial statements cover NOVONIX Limited as a consolidated entity consisting of NOVONIX Limited and the entities it controlled at the end of, or during, the half-year. The financial statements are presented in Australian dollars, which is NOVONIX Limited’s functional and presentation currency.

NOVONIX Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business are:

Registered office	Principal place of business

c/- McCullough Robertson	Level 8, 46 Edward Street
Central Plaza Two	Brisbane QLD 4000
Level 11, 66 Eagle Street
Brisbane QLD 4000

A description of the nature of the consolidated entity’s operations and its principal activities are included in the directors’ report, which is not part of the financial statements.

The financial statements were authorised for issue, in accordance with a resolution of directors, on 25 February 2022.

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME FOR THE HALF-YEAR ENDED 31 DECEMBER 2021 (unaudited)

		Consolidated Half-year
	Notes	2021 $	2020 $

Revenue from contracts with customers	2	4,001,117	2,325,541
Other income		1,080,827	408,759
Cost of goods sold (exclusive of depreciation presented separately)	2	(821,197)	(301,195)
Employee benefits expense		(5,449,619)	(1,871,571)
Administrative and other expenses		(5,020,953)	(1,418,169)
Borrowing costs		(863,938)	(101,473)
Depreciation and amortisation expenses		(2,452,465)	(782,396)
Marketing and project development costs		(2,766,375)	(1,683,953)
Nasdaq listing related expenses	3	(4,515,876)	-
Share based compensation	13	(11,777,421)	(3,628,805)
Impairment of plant and equipment		-	(2,738,138)
Foreign currency loss		(261,513)	(976,335)
Loss before income tax expense		(28,847,413)	(10,767,755)
Income tax expense		-	-
Loss for the period		(28,847,413)	(10,767,755)
Other comprehensive (loss)/income for the period, net of tax
Foreign exchange differences on translation of foreign operations		2,169,511	(3,318,445)
Total comprehensive loss for the period		(26,677,902)	(14,086,200)
		Cents	Cents
Earnings per share for loss attributable to the ordinary equity holders of the Company:
Basic earnings per share	11	(6.50 cents)	(3.08 cents)
Diluted earnings per share	11	(6.50 cents)	(3.08 cents)

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

CONSOLIDATED BALANCE SHEET
AS AT 31 DECEMBER 2021 (unaudited)

		Consolidated
	Notes	31 December 2021 $	30 June 2021 $
ASSETS
Current assets
Cash and cash equivalents		259,504,802	136,663,976
Trade and other receivables		3,537,024	2,042,963
Inventory		3,806,745	2,780,373
Prepayments		790,214	2,538,207
Other current assets	4	18,142,500	-
Total current assets		285,781,285	144,025,519
Non-current assets
Property, plant and equipment	5	125,305,770	31,578,445
Exploration and evaluation assets	6	3,177,356	3,108,073
Right-of-use assets		7,360,307	7,406,943
Intangible assets	7	17,014,559	16,581,709
Other assets		232,881	156,584
Total non-current assets		153,090,873	58,831,754
Total assets		438,872,158	202,857,273
LIABILITIES
Current liabilities
Trade and other payables		3,243,997	4,356,556
Contract liabilities	9	221,786	310,102
Lease liabilities		444,533	410,792
Borrowings	8	1,371,451	277,060
Total current liabilities		5,281,767	5,354,510
Non-current liabilities
Contract liabilities	9	4,130,712	-
Lease liabilities		7,130,810	7,120,396
Borrowings	8	48,279,927	5,986,565
Total non-current liabilities		59,541,449	13,106,961
Total liabilities		64,823,216	18,461,471
Net assets		374,048,942	184,395,802
EQUITY
Contributed equity	10	441,176,548	233,196,507
Reserves		43,653,068	33,132,556
Accumulated losses		(110,780,674)	(81,933,261)
Total equity		374,048,942	184,395,802

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE HALF-YEAR ENDED 31 DECEMBER 2021 (unaudited)

			Reserves
Consolidated Group	Contributed equity $	Accumulated losses $	Share based payments reserve $	Foreign currency translation reserve $	Convertible loan note reserve $	Total $

Balance at 1 July 2020	99,851,510	(63,857,184)	22,817,908	1,500,247	6,219,812	66,532,293
Loss for the period	-	(10,767,755)	-	-	-	(10,767,755)
Other comprehensive loss	-	-	-	(3,318,445)	-	(3,318,445)
Total comprehensive loss	-	(10,767,755)	-	(3,318,445)	-	(14,086,200)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	3,749,887	-	-	-	-	3,749,887
Share-based payments	-	-	2,375,959	-	-	2,375,959
Balance at 31 December 2020	103,601,397	(74,624,939)	25,193,867	(1,818,198)	6,219,812	58,571,939

Balance at 1 July 2021	233,196,507	(81,933,261)	27,513,594	(600,850)	6,219,812	184,395,802
Loss for the period	-	(28,847,413)	-	-	-	(28,847,413)
Other comprehensive loss	-	-	-	2,169,511	-	2,169,511
Total comprehensive loss	-	(28,847,413)	-	2,169,511	-	(26,677,902)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	207,980,041	-	-	-	-	207,980,041
Share-based payment transactions (note 13)	-	-	8,351,001	-	-	8,351,001
Balance at 31 December 2021	441,176,548	(110,780,674)	35,864,595	1,568,661	6,219,812	374,048,942

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE HALF-YEAR ENDED 31 DECEMBER 2021 (unaudited)

	Consolidated Half-year
Notes	2021 $	2020 $
Cash flows from operating activities
Receipts from customers (inclusive of consumption tax)	4,366,184	2,402,475
Payments to suppliers and employees (inclusive of consumption tax)	(23,864,073)	(6,740,601)
Interest received	2,515	3,211
Borrowing costs paid	(852,130)	(80,314)
Government grants received	4,613,487	389,412
Income taxes paid	-	-
Net cash outflow from operating activities	(15,734,017)	(4,025,817)
Cash flows from investing activities
Payments for property, plant and equipment	(94,085,691)	(8,440,868)
Payment of escrow funds	(19,880,785)	-
Proceeds from release of escrow funds	1,839,795	-
Payments for security deposits	(207,879)	-
Payments for exploration assets	(59,283)	(87,698)
Net cash outflow from investing activities	(112,393,843)	(8,528,566)
Cash flows from financing activities
Proceeds from share issues	208,138,475	-
Payment of share issue expenses	(158,433)	(2,052,900)
Proceeds from the exercise of options	-	2,300,000
Proceeds from borrowings	43,524,385	-
Principal elements of lease payments	(208,613)	(68,977)
Repayment of borrowings	(411,435)	(25,108)
Net cash inflow from financing activities	250,884,379	153,015
Net decrease in cash and cash equivalents	122,756,519	(12,401,368)
Effects of foreign currency	84,307	(1,121,124)
Cash and cash equivalents at the beginning of the year	136,663,976	38,807,662
Cash and cash equivalents at the end of the half-year	259,504,802	25,285,170

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE HALF-YEAR ENDED 31 DECEMBER 2021

Note 1	Basis of preparation

This condensed consolidated interim financial report for the half-year reporting period ended 31 December 2021 has been prepared in accordance with Australian Accounting Standard 134 Interim Financial Reporting and the Corporations Act 2001. These financial statements also comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as applicable to the interim financial reporting.

This condensed consolidated interim financial report does not include all the notes normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the Annual Report for the year ended 30 June 2021 and any public announcements made by the company during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

a)	Going Concern

The financial report has been prepared on a going concern basis, which contemplates continuity of normal business activities and the realisation of assets and settlement of liabilities in the normal course of business.

As disclosed in the financial report, the consolidated entity incurred a net loss of $28,847,413 (31 December 2020: $10,767,755) and net operating cash outflows of $15,734,017 for the half year ended 31 December 2021 (31 December 2020: $4,025,817). As at 31 December 2021 the consolidated entity has a cash balance of $259,504,802 (30 June 2021: $136,663,976) and net current assets of $280,499,518 (30 June 2021: $138,671,009).

The directors believe that the going concern basis of preparation is appropriate as the existing cash and cash equivalents will enable the Group to fund the expected working capital and capital expenditure requirements, including those necessary to achieve the planned capacity expansion to an expected 10,000 tonnes per year by early 2023.

The directors believe that the Phillips 66 capital raise in September 2021 ($208m) will help support a capacity expansion of an additional 30,000 tonnes per year, which is expected to be completed by 2025. It is likely that additional capital will be required to be raised in order to fund such further expansion, however, the Group is not currently committed to the capital expenditure or working capital commitments required to fund this expansion. The directors believe that the going concern basis of preparation is appropriate as the consolidated entity has a strong history of being able to raise capital from debt and equity sources, including raising equity of $208 million in September 2021 and $115 million in March 2021.

The Directors have considered the impact of COVID 19 and found that the pandemic has not had a significant effect on the Company’s ability to continue as a going concern.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE HALF-YEAR ENDED 31 DECEMBER 2021

Note 1	Basis of preparation (continued)

b)	Historical cost convention

The financial statements have been prepared under the historical cost convention, except for, where applicable, the revaluation of available-for-sale financial assets, financial assets and liabilities at fair value through profit or loss, investment properties, certain classes of property, plant and equipment and derivative financial instruments.

c)	New and amended standards adopted by the Group

There were no new or amended standards adopted by the Group in the six months ended 31 December 2021. These interim financial statements follow the same accounting policies as compared to the 30 June 2021 consolidated financial statements and related notes as filed with the Australian Securities Exchange.

Any new, revised or amending Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.

d)	Critical accounting estimates

The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements were set out in the 2021 Annual Report.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE HALF-YEAR ENDED 31 DECEMBER 2021

Note 2	Segment and revenue reporting

The Group has identified its operating segments based on the internal reports that are reviewed and used by the Board of Directors (Chief Operating Decision Makers) in assessing performance and determining the allocation of resources. The Company is managed primarily on an operational basis. Operating segments are determined on the basis of financial information reported to the Board.

The board has identified three operating segments being Battery Materials (NOVONIX Anode Materials (‘NAM’)), Battery Technology (NOVONIX Battery Technology Solutions (‘BTS’) and NOVONIX Cathode Materials), and Graphite Exploration and Mining (Mt Dromedary Project).   The Battery Materials segment develops and manufactures battery anode materials and the Battery Technology segment develops battery cell testing equipment, carries out consulting services and research and development in battery technologies.

Basis of accounting for purposes of reporting by operating segments

a.	Accounting policies adopted

Unless stated otherwise, all amounts reported to the Board of Directors, being the chief operating decision makers with respect to operating segments, are determined in accordance with accounting policies that are consistent with those adopted in the annual financial statements of the Group.

b.	Segment assets

Where an asset is used across multiple segments, the asset is allocated to the segment that receives the majority of the economic value from the asset.  In most instances, segment assets are clearly identifiable on the basis of their nature and physical location.

c.	Segment liabilities

Liabilities are allocated to segments where there is a direct nexus between the incurrence of the liability and the operations of the segment.  Borrowings and tax liabilities are generally considered to relate to the Group as a whole and are not allocated.

d.	Unallocated items

The following items for revenue, expenses, assets and liabilities are not allocated to operating segments as they are not considered part of the core operations of any segment:
-	Interest income
-	Corporate administrative and other expenses
-	Income tax expense
-	Corporate share-based payment expenses
-	Corporate marketing and project development expenses
-	Corporate cash and cash equivalents
-	Security deposits
-	Corporate trade and other payables
-	Corporate trade and other receivables

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE HALF-YEAR ENDED 31 DECEMBER 2021

Note 2	Segment information (continued)

Segment performance

2021	Battery Technology $	Battery Materials $	Graphite Exploration and Mining $	Unallocated $	Total $
Sales of goods revenue	1,745,229	1,835	-	-	1,747,064
Services revenue	2,254,053	-	-	-	2,254,053
Other income	585,182	493,130		2,515	1,080,827
Total group revenue and other income	4,584,464	494,965		2,515	5,081,944
Segment net loss from continuing operations before tax	(2,344,143)	(11,742,747)	-	(14,760,523)	(28,847,413)

2020	Battery Technology $	Battery Materials $	Graphite Exploration and Mining $	Unallocated $	Total $
Sales of goods revenue	546,661	-	-	-	546,661
Services revenue	1,778,880	-	-	-	1,778,880
Other income	308,116	16,128	-	84,515	408,759
Total group revenue and other income	2,633,657	16,128	-	84,515	2,734,300
Segment net profit / (loss) from continuing operations before tax	68,461	(7,363,085)	-	(3,473,131)	(10,767,755)

Segment assets

	Battery Technology $	Battery Materials $	Graphite Exploration and Mining $	Unallocated $	Total $
31 December 2021	21,555,800	159,575,753	3,188,306	254,552,299	438,872,158
30 June 2021	13,990,451	47,899,929	3,116,523	137,850,370	202,857,273

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE HALF-YEAR ENDED 31 DECEMBER 2021

Note 2	Segment information (continued)

Segment liabilities

	Battery Technology $	Battery Materials $	Graphite Exploration and Mining $	Unallocated $	Total $
31 December 2021	9,030,774	54,851,893	-	940,549	64,823,216
30 June 2021	7,440,067	9,277,070	-	1,744,334	18,461,471

Geographical Segments

For the purposes of segment reporting, all segment activities relating to Battery Materials and Battery Technology are carried out in North America and all segment activities relating to Graphite Exploration and Mining are carried out in Australia.

Note 3	Nasdaq listing related expenses

On 2 February 2022 the Company’s American Depositary Receipts (‘ADR’s’) commenced trading on the Nasdaq Stock Market (‘Nasdaq’) and its registration statements on Form 20-F and F-6 were declared effective by the U.S. Securities and Exchange Commission.  The costs associated with the Nasdaq listing totaled $4,515,876, of which $2,175,347 were carried as a prepayment of Deferred share issuance costs at 30 June 2021 and have been expensed in the current period following a change in the Company’s plans with respect to its contemplated activities in the US capital markets.  The costs associated with the Nasdaq listing consisted of:

$
Legal fees	3,860,436
Accounting and Advisory fees	654,602
Other	838
4,515,876

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE HALF-YEAR ENDED 31 DECEMBER 2021

Note 4	Current assets – Other assets

	31 December 2021 $	30 June 2021 $
Escrow reserves	18,142,500	-

The reserves are funds deposited with the Lender for capital expenditure, insurance, tax, and production as additional collateral for the loan obtained in relation to the purchase of the new facility in Chattanooga, Tennessee. The reserves will be released when the conditions of the loan have been satisfied which is expected to be within 12 months from balance date.

Note 5	Non-current assets – Property, plant and equipment

	31 December 2021 $	30 June 2021 $
Plant and equipment – at cost	21,014,774	8,004,580
Plant and equipment – accumulated depreciation	(2,718,936)	(1,818,257)
	18,295,838	6,186,323

Leasehold improvements – at cost	1,275,095	665,540
Leasehold improvements – accumulated depreciation	(286,497)	(138,129)
	988,598	527,411

Buildings – at cost	63,735,003	6,283,383
Buildings – accumulated depreciation	(1,240,336)	(225,838)
	62,494,667	6,057,545
Land – at cost	3,253,499	1,053,875
Construction work in progress – at cost	40,273,168	17,753,291
	125,305,770	31,578,445

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE HALF-YEAR ENDED 31 DECEMBER 2021

Note 5	Non-current assets – Property, plant and equipment (continued)

	Land $	Buildings $	Leasehold improvements $	Plant and equipment $	Construction work in progress $	Total $
Half-year ended 31 December 2021
Opening net book amount	1,053,875	6,057,545	527,411	6,186,323	17,753,291	31,578,445
Additions	2,156,542	56,552,896	583,835	3,541,844	31,608,975	94,444,092
Transfer of assets	21,260	526,420	-	9,240,582	(9,788,262)	-
Disposals	-	-	-	-	-	-
Assets written off	-	-	-	-	-	-
Depreciation charge	-	(1,007,066)	(142,906)	(882,345)	-	(2,032,317)
Exchange differences	21,822	364,872	20,258	209,434	699,164	1,315,550
Closing net book amount	3,253,499	62,494,667	988,598	18,295,838	40,273,168	125,305,770

During the half year the Group purchased commercial land and buildings in Chattanooga, USA for USD $42,600,000 to expand the NAM business.   In addition, the Group continued to invest to increase production capacity with additional furnace systems and other production equipment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE HALF-YEAR ENDED 31 DECEMBER 2021

Note 6	Non-current assets – Exploration and evaluation assets

	31 December 2021 $	30 June 2021 $
Exploration and evaluation assets – at cost	3,177,356	3,108,073
The capitalised exploration and evaluation assets carried forward above have been determined as follows: Balance at 1 July 2021	3,108,073
Expenditure incurred during the half-year	69,283
Balance as at 31 December 2021	3,177,356

The Directors have assessed that for the exploration and evaluation assets recognised at 31 December 2021, the facts and circumstances do not suggest that the carrying amount of an asset may exceed its recoverable amount.

Note 7	Non-current assets – Intangible assets

	31 December 2021 $	30 June 2021 $
Goodwill	16,488,458	15,950,624
Technology	526,101	631,085
	17,014,559	16,581,709

	Goodwill $	Technology $	Total $
Balance at the beginning of the year	15,950,624	631,085	16,581,709
Exchange differences	537,834	20,573	558,407
Amortisation	-	(125,557)	(125,557)
Balance at the end of the year	16,488,458	526,101	17,014,559

Intangible assets, other than goodwill have finite useful lives.  The current amortisation charges for intangible assets are included under depreciation and amortisation expense in the consolidated statement of profit or loss and other comprehensive income.  Goodwill has an indefinite useful life.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE HALF-YEAR ENDED 31 DECEMBER 2021

Note 8	Borrowings

	31 December 2021			30 June 2021
	Current $	Non- Current $	Total $	Current $	Non- Current $	Total $
Secured
Bank loans (i)	1,203,751	47,535,999	48,739,750	110,752	5,297,180	5,407,932
Total secured borrowings	1,203,751	47,535,999	48,739,750	110,752	5,297,180	5,407,932
Unsecured
Other loans (ii)	167,700	743,928	911,628	166,308	689,385	855,693
Total unsecured borrowings	167,700	743,928	911,628	166,308	689,385	855,693
Total borrowings	1,371,451	48,279,927	49,651,378	277,060	5,986,565	6,263,625

(i) Secured liabilities and assets pledged as security

(a)
In December 2017, the group entered into a loan facility to purchase commercial land and buildings in Nova Scotia from which the Battery Technology Solutions business operates.  The initial amount loaned under the facility was CAD $1,330,000.

On 5 February 2021, the group extended the loan facility and the total available amount now available under the facility is CAD $2,680,000.  At 31 December 2021 the facility had been fully drawn down. The total liability at 31 December 2021 is CAD $2,640,094.

The facility is repayable in monthly instalments, which commenced in December 2017 and ending November 2042.

The Group’s freehold land and buildings at 177 Bluewater Road, Bedford, Canada are pledged as collateral against the bank loan.  The carrying amount of this asset is $4,060,643 (June 2021: $3,104,819).

(b)
On 28 May 2021, the Group purchased commercial land and buildings in Nova Scotia, Canada for CAD$3,550,000 from which the Cathode business will operate. The Group entered into a loan facility to purchase the land and buildings. The total available amount under the facility is CAD $4,375,000 and it has been fully drawn down as at 31 December 2021.  The total liability at 31 December 2021 is CAD $4,375,000.

The full facility is repayable in monthly instalments, commencing May 2022 and ending April 2047.

The Group’s freehold land and buildings at 110 Simmonds Drive, Dartmouth, Canada are pledged as collateral against the bank loan.  The carrying amount of this asset is $5,254,153 (June 2021: $4,006,926).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE HALF-YEAR ENDED 31 DECEMBER 2021

Note 8	Borrowings (continued)

(c)
On 28 July 2021, the Group purchased commercial land and buildings in Chattanooga, USA for USD $42,600,000 to expand the NAM business.  The Group entered into a loan facility with PNC Real Estate for USD$30,100,000 to purchase the land and buildings. The loan has been fully drawn down as at 31 December 2021.  The total liability at 31 December 2021 is USD $29,874,538.  The facility is repayable in monthly instalments, which commenced in September 2021 and ending August 2031.  The land and buildings at 1029 West 19th Street, Chattanooga, USA have been pledged as security for the loan, the carrying amount of which is $57,607,103.

(ii) Other loans

ACOA Loans
In December 2017, the group entered into a contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$500,000.  As at 31 December 2021, CAD$500,000 of the facility has been drawn down.  The funding was to assist with expanding the market to reach new customers through marketing and product improvements.  The facility is repayable in monthly instalments which commenced in  September 2019 and ending May 2027.

In October 2018, the group entered into another contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$500,000.  As at 31 December 2021, CAD$500,000 of the facility has been drawn down.  The funding was to assist in establishing a battery cell manufacturing facility. The facility is repayable in monthly instalments which commenced in April 2020 and ending December 2026.

During the half year, the group entered into a further contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$250,000.  As at 31 December 2021, CAD $125,000 of the facility has been drawn down.  The funding was to assist in expanding the BTS operations.  The facility is repayable in monthly instalments commencing January 2024 and ending December 2026.

(iii) Fair value

For all borrowings, other than the ACOA loan noted at (ii) above, the fair values are not materially different to their carrying amounts, since the interest payable on those borrowings is either close to current market rates or the borrowings are of a short-term nature.

The ACOA loans are interest free.  The initial fair value of the ACOA loans were determined using a market interest rate for equivalent borrowings at the issue date.  This resulted in a day one gain of $100,152 in FY2018 (December 2017 loan), a day 1 gain of $114,106 in FY2019 (October 2018 loan) and a day 1 gain of $21,214 in the current reporting period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE HALF-YEAR ENDED 31 DECEMBER 2021

Note 8	Borrowings (continued)

Maturities of financial liabilities

As at 31 December 2021, the contractual maturities of the group’s non-derivative financial liabilities were as follows:

Contractual maturities of financial liabilities	Less than 6 months	6 - 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	Carrying amount
At 31 December 2021 Trade and other payables	3,243,997	-	-	-	-	3,243,997	3,243,997
Lease liabilities	373,185	383,329	778,867	2,369,370	5,857,608	9,762,359	7,575,343
Borrowings	645,389	726,060	1,487,463	4,658,443	42,049,244	49,566,599	49,651,378
Total non-derivatives	4,262,571	1,109,389	2,266,330	7,027,813	47,906,852	62,572,955	60,470,718

Note 9	Contract liabilities

	31 December 2021 $	30 June 2021 $
Contract liabilities – Current	221,786	310,102
Contract liabilities – Non-current	4,130,712	-
	4,352,498	310,102

During the half year period the Group received grant funds of USD$3,000,000 from the Department of Economic and Community Development in the State of Tennessee, USA.   The grant funds are conditional upon the Group creating, filling and maintaining 290 jobs in the State of Tennessee.  The grant is repayable if a minimum of 50% of the jobs are not filled.  Accordingly, as at 31 December 2021 the full amount of the grant has been deferred and classed as contract liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE HALF-YEAR ENDED 31 DECEMBER 2021

Note 10	Contributed equity

	31 December 2021 Shares	30 June 2021 Shares	31 December 2021 $	30 June 2021 $
(a) Share capital
Ordinary shares Fully paid	483,855,813	404,601,384	441,176,548	233,196,507

(b)	Ordinary share capital

Date	Details	Note	Number of Shares	Issue Price	$
1 July 2021	Balance		404,601,384			233,196,507
30 September 2021	Placement shares	(d)	77,962,578	$2.66		208,138,475
14 December 2021	Exercise of performance rights	(c)	1,291,851			-
	Share issue costs					(158,434)
31 December 2021	Balance		483,855,813			441,176,548

(c)	Exercise of performance rights
On 14 December 2021, 1,291,851 ordinary shares were issued on the exercise of vested performance rights.  Of these, 599,851 were issued to Key Management Personnel (Robert Natter 200,000; Anthony Bellas 200,000; Nick Liveris 107,851; Chris Burns 92,000) following shareholder approval at the Annual General Meeting held on 30 November 2021 (refer note 13), 600,000 were issued to Philip St Baker (a related party of Director Trevor St Baker), and 92,000 were issued to employees of the Group.

(d)	Placement shares
On 30 September 2021, 77,962,578 ordinary shares were issued to Phillips 66 for a purchase price of USD$150 million, which converted to AUD$2.66 per share.

(e)	Capital Management
The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders, benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The capital structure of the Group includes equity attributable to equity holders, comprising of issued capital, reserves and accumulated losses.  In order to maintain or adjust the capital structure, the Company may issue new shares, sell assets to reduce debt or adjust the level of activities undertaken by the company.

The Group monitors capital on the basis of cash flow requirements for operational and capital expenditure.  The Group will continue to use capital market issues to satisfy anticipated funding requirements.

The Group has no externally imposed capital requirements.  The Group’s strategy for capital risk management is unchanged from prior years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE HALF-YEAR ENDED 31 DECEMBER 2021

Note 11	Earnings per share

	Consolidated
	2021 $	2020 $

Earnings per share for loss from continuing operations Loss after income tax attributable to the owners of NOVONIX Limited	(28,847,413)	(10,767,755)

	Number	Number
Weighted average number of shares used in calculating basic and diluted earnings per share	443,702,029	350,122,170
	Cents	Cents
Basic earnings per share	(6.50)	(3.08)
Diluted earnings per share	(6.50)	(3.08)

Note 12	Related party transactions

During the half-year period the Group entered into the following related party transactions.

(a)
On 14 December 2021, 599,851 ordinary shares were issued to Key Management Personnel (Robert Natter 200,000, Anthony Bellas 200,000, Nick Liveris 107,851, Chris Burns 92,000) on the exercise of 800,000 performance rights.  Both Nick Liveris and Chris Burns exercised 200,000 performance rights, with the ordinary shares being settled on a net withholding tax basis (refer to Note 13(c)).

(b)	On 14 December 2021, 600,000 ordinary shares were issued to Philip St Baker (a related party of Trevor St Baker) on the exercise of 600,000 performance rights.

Note 13	Share based payments

Share based payments expense for the half year period is derived as follows:
2021 $
Share rights granted in current period (a)	789,940
Performance rights granted in current period (b)	10,739,370
Performance rights granted in prior year	151,056
Options granted in prior year	97,055
Share based payment expense	11,777,421
Performance rights cash settled in current period (c)	(3,426,420)
Movement in share based payments reserve	8,351,001

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE HALF-YEAR ENDED 31 DECEMBER 2021

Note 13	Share based payments (continued)

(a)	Share rights granted in the current period

During the half year share rights were granted to non-executive Directors following shareholder approval at the Annual General Meeting on 30 November 2021.  The share rights are convertible to ordinary shares on a 1:1 basis and vest on 30 June 2022.  The value of each share right was determined with reference to the market value of the underlying securities on grant date.  An expense of $789,940 has been recognised in the half year ended 31 December 2021.  Further details of the share rights are set out in the table below:

Name	Grant date	Number	Vesting date	Fair value	Expiry	Expense recognised in half year $
Anthony Bellas	30 November 2021	66,000	30 June 2022	$11.95	30 June 2023	115,329
Andrew Liveris	30 November 2021	66,000	30 June 2022	$11.95	30 June 2023	115,329
Robert Cooper	30 November 2021	66,000	30 June 2022	$11.95	30 June 2023	115,329
Trevor St Baker	30 November 2021	66,000	30 June 2022	$11.95	30 June 2023	115,329
Greg Baynton	30 November 2021	27,500	30 June 2022	$11.95	30 June 2023	328,624	[1]
Total expense recognised						789,940

1 Greg Baynton retired as a Director on 30 November 2021, but retained his performance rights. The expense associated with his Share Rights has been accelerated and the full value of the share rights has been recognised in the half year

(c)	Performance rights granted in the current period

During the half year performance rights (convertible to ordinary shares on a 1:1 basis) were granted to Key Management Personnel, other employees and contractors as set out in the table below.  The value of each performance right was determined with reference to the market value of the underlying securities on grant date.  An expense of $10,739,370 has been recognised in the half year ended 31 December 2021.  Further details of the performance rights are set out in the table below:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE HALF-YEAR ENDED 31 DECEMBER 2021

Note 13	Share based payments (continued)

Name	Grant date	Number	Vesting date	Fair value	Expiry	Expense recognised in half year $
Rashda Buttar	6 October 2021	150,000	¼ 22 April 2022 ¼ 22 April 2023 ¼ 22 April 2024 ¼ 22 April 2025	$4.92	Cessation of employment	137,661
Anthony Bellas	30 November 2021	200,000	30 November 2021	$11.95	30 June 2022	2,390,000
Robert Natter	30 November 2021	200,000	30 November 2021	$11.95	30 June 2022	2,390,000
Nick Liveris	30 November 2021	200,000	30 November 2021	$11.95	30 June 2022	2,390,000
Chris Burns	30 November 2021	200,000	30 November 2021	$11.95	30 June 2022	2,390,000
Non-KMP employees	1 July 2021	1,000,000	¼ 30 June 2022 ¼ 30 June 2023 ¼ 30 June 2024 ¼ 30 June 2025	$2.32	Cessation of employment	610,136
Non-KMP employees	6 October 2021	220,000	4 equal annual tranches commencing on the anniversary of employment	$4.92	Cessation of employment	175,494
Non-KMP employees	6 December 2021	100,000	4 equal annual tranches commencing on the anniversary of employment	$8.09	Cessation of employment	47,625
Non-KMP employees	20 December 2021	15,589	4 equal annual tranches commencing on the anniversary of employment	$8.88	Cessation of employment	2,172
Non-KMP employees	6 October 2021	500,000	10 equal tranches linked to tonnages of anode material sold	$4.92	Cessation of employment	206,282
Total expense recognised						10,739,370

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE HALF-YEAR ENDED 31 DECEMBER 2021

Note 13	Share based payments (continued)

(c)	Performance rights cash settled in the current period

The Group has an obligation to withhold tax on the vesting of performance rights for employees resident in the USA and Canada.  As consideration for the withholding tax, the Group reduces the number of shares to be issued to the employees (net settled).

During the half year period the Group net settled the following share based payments:

Name	Vesting date	Performance rights vested & exercised	Net settled shares	Withholding obligation $
Chris Burns	30 November 2021	200,000	92,000	1,290,600
Nick Liveris	30 November 2021	200,000	107,851	1,101,180
Non-KMP employees	11 December 2021	200,000	92,000	1,034,640
Total				3,426,420

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE HALF-YEAR ENDED 31 DECEMBER 2021

Note 14	Events occurring after the balance sheet date

Since 31 December 2021, the Group has:

(a)	Entered into a Securities Purchase Agreement and a Supply Agreement with KORE Power on 31 January 2022.

Under the Securities Purchase Agreement NOVONIX purchased 3,333,333 shares in KORE Power (approximately a 5% stake in KORE Power) for USD $25 million.  The consideration for the KORE Power shares was paid in a combination of 50% cash and 50% through the issue of 1,924,723 ordinary shares in NOVONIX, calculated at a price using a 5% discount to the 20-day VWAP ending three trading days prior to closing date.  These shares were issued upon completion on 31 January 2022.

Under the Supply Agreement, NOVONIX will become the exclusive supplier to KORE Power’s US large scale battery cell manufacturing facility.  NOVONIX will begin supplying graphite anode material at a rate of 3,000 tonnes per annum beginning in 2024, and ramping up to approximately 12,000 tonnes per annum in 2027, subject to customer requirements.  The Supply Agreement is for an initial term of five years.

(b)
Commenced trading on the Nasdaq Stock Market (Nasdaq) and its registration statements on Form 20-F and F-6 have been declared effective by the US Securities and Exchange Commission.  The Bank of New York Mellon has been appointed depositary, custodian and registrar for the Level II ADR program.

No other matters or circumstances have arisen since 31 December 2021 that have significantly affected, or may significantly affect, the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in future financial years.

DIRECTORS’ DECLARATION

In the directors’ opinion:

●
the attached financial statements and notes comply with the Corporations Act 2001, Australian Accounting Standard AASB 134 ‘Interim Financial Reporting’, the Corporations Regulations 2001 and other mandatory professional reporting requirements;

●
the attached financial statements and notes give a true and fair view of the consolidated entity’s financial position as at 31 December 2021 and of its performance for the financial half-year ended on that date; and

●	there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of directors made pursuant to section 303(5)(a) of the Corporations Act 2001.

On behalf of the directors

/s/ Robert Natter
Robert Natter
Chairman

25 February 2022
Brisbane

PREPARATION OF INTERIM FINANCIAL STATEMENTS FOR USERS IN MULTIPLE JURISDICTIONS

The Group has prepared the interim financial statements to conform to the requirements and needs of users of the financial statements located in both Australia and the U.S.

For U.S users, the Group has prepared the interim financial statements to conform to the requirements of IAS 34 Interim Financial Reporting.  Consistent with U.S. domestic registrants, the Group has labelled the interim financial information “unaudited” because the interim financial information is not subject to an audit by our independent registered public accounting firm.  The auditor’s independence declaration and independent auditor’s review report are included within this filing to meet the requirements of Australian laws and regulations and are furnished, not filed, for the purposes of incorporation of the related financial statements in any U.S. registration document.

For Australian users, the Group has prepared the interim financial statements to conform to the requirements of the Corporations Act 2001 and AASB 134 Interim Financial Reporting.  A review of the interim financial information has been performed by the Group’s independent auditors to meet the requirements of the Australian Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity and users should refer to the auditor’s independence declaration and independent auditor’s review report included within this filing.

INDEPENDENT AUDITOR’S REVIEW REPORT

Independent auditor’s review report to the members of Novonix Limited

Report on the half-year financial report

Conclusion
We have reviewed the half-year financial report of Novonix Limited (the Company) and the entities it controlled during the half-year (together the Group), which comprises the consolidated balance sheet as at 31 December 2021, the consolidated statement of changes in equity, consolidated statement of cash flows and consolidated statement of profit or loss and other comprehensive income for the half-year ended on that date, significant accounting policies and explanatory notes and the directors’ declaration.

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the accompanying half-year financial report of Novonix Limited does not comply with the Corporations Act 2001 including:

1.	giving a true and fair view of the Group’s financial position as at 31 December 2021 and of its performance for the half-year ended on that date

2.	complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Basis for conclusion
We conducted our review in accordance with ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity (ASRE 2410). Our responsibilities are further described in the Auditor’s responsibilities for the review of the half-year financial report section of our report.

We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional & Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to the audit of the annual financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

Responsibilities of the directors for the half-year financial report
The directors of the Company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that gives a true and fair view and is free from material misstatement whether due to fraud or error.

PricewaterhouseCoopers, ABN 52 780 433 757
480 Queen Street, BRISBANE QLD 4000, GPO Box 150, BRISBANE QLD 4001
T: +61 7 3257 5000, F: +61 7 3257 5999

Liability limited by a scheme approved under Professional Standards Legislation.

Auditor’s responsibilities for the review of the half-year financial report
Our responsibility is to express a conclusion on the half-year financial report based on our review. ASRE 2410 requires us to conclude whether we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group’s financial position as at 31 December 2021 and of its performance for the half-year ended on that date, and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers

/s/ Michael Shewan
Michael Shewan	Brisbane
Partner	25 February 2022

NOVONIX LIMITED
ABN 54 157 690 830

APPENDIX 4D
Half year ended 31 December 2021

RESULTS FOR ANNOUNCEMENT TO THE MARKET

	2021 $	2020 $	Change $	Change %
Revenue and other income from ordinary activities	5,081,944	2,724,300	2,357,644	86.5%
Loss before tax	(28,847,413)	(10,767,755)	(18,079,658)	167.9%
Loss from ordinary activities after tax	(28,847,413)	(10,767,755)	(18,079,658)	167.9%
Net loss for the period attributable to members	(28,847,413)	(10,767,755)	(18,079,658)	167.9%

	2021 Cents	2020 Cents
Basic earnings per share	(6.50)	(3.08)
Diluted earnings per share	(6.50)	(3.08)

EXPLANATION OF RESULTS
An explanation of the key financial elements contributing to revenue and the result for the half year can be found in the review of operations included within the Directors’ Report.

NET TANGIBLE ASSETS

	2021 $	2020 $
Net tangible asset[1] backing per ordinary share	0.74	0.48

DIVIDENDS
There were no dividends paid, recommended, or determined during, or for, the current or previous reporting period.

CONTROLLED ENTITIES
No control has been gained over entities during the period.

ASSOCIATED AND JOINT VENTURES
There are no associates or joint ventures.

INTERIM REVIEW
The interim financial statements have been reviewed by the Group’s independent auditor without any modified opinion, disclaimer or emphasis of matters.

1 Net tangible assets is calculated as net assets less intangible assets